UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)*

Under the Securities Exchange Act of 1934

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

100 Potrero Avenue

San Francisco, CA 94103-4813

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 2 of 22 Pages

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,322,800 shares of Class A Common Stock (1)(2)
	8.	Shared voting power 35,013,238 shares of Class B Common Stock (1)(3)
	9.	Sole dispositive power 52,666,116 (1)(4)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 52,666,116 (1)(4)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 51.6% (1)(5)(6)(7)
14.	Type of reporting person (see instructions) IN

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(2)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument, dated May 7, 1999 (the “Dolby Administrative Trust”) and (ii) 1,322,700 shares of Class A Common Stock held of record by the Ray and Dagmar Dolby Family Fund (the “Dolby Family Fund”). Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust. Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Dolby Family Fund. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(3)	Consists of (i) 2,400,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Ray Dolby Trust”), (ii) 22,888,660 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), and (iii) 9,724,578 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”). David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(4)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust, (ii) 1,322,700 shares of Class A Common Stock held of record by the Dolby Family Fund, (iii) 2,400,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust, (iv) 22,888,660 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (v) 9,724,578 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust Trust, (vi) 951,753 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (vii) 1,352,507 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (viii) 3,761,442 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), (ix) 3,764,376 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, dated December 14, 2011 (the “Ray Dolby 2011 Trust B”), (x) 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), (xi) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust AA”), and (xii) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Dolby Administrative Trust, the Ray Dolby Trust, the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund. Dagmar Dolby, as the Trustee of the Dolby Administrative Trust, has sole power to direct the voting of the shares held of record by the Dolby Administrative Trust. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Ray Dolby Trust, the Marital Trust, and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust, and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.
(5)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(6)	Represents 89.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(7)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 3 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,400,000 shares of Class B Common Stock (8)(9)
	9.	Sole dispositive power 2,400,000 shares of Class B Common Stock (8)(9)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,400,000 shares of Class B Common Stock (8)(9)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4% (8)(10)(11)(12)
14.	Type of reporting person (see instructions) OO

(8)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(9)	Consists of 2,400,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Ray Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.

(10)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(11)	Represents 4.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(12)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 4 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 22,888,660 shares of Class B Common Stock (13)(14)
	9.	Sole dispositive power 22,888,660 shares of Class B Common Stock (13)(14)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 22,888,660 shares of Class B Common Stock (13)(14)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.4% (13)(15)(16)(17)
14.	Type of reporting person (see instructions) OO

(13)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(14)	Consists of 22,888,660 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.

(15)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(16)	Represents 39.6% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(17)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 5 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 9,724,578 shares of Class B Common Stock (18)(19)
	9.	Sole dispositive power 9,724,578 shares of Class B Common Stock (18)(19)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 9,724,578 shares of Class B Common Stock (18)(19)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.5% (18)(20)(21)(22)
14.	Type of reporting person (see instructions) OO

(18)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(19)	Consists of 9,724,578 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.

(20)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(21)	Represents 16.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(22)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 6 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 951,753 shares of Class B Common Stock (23)(24)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 951,753 shares of Class B Common Stock (23)(24)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9% (23)(25)(26)(27)
14.	Type of reporting person (see instructions) OO

(23)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(24)	Consists of 951,753 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.
(25)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(26)	Represents 1.6% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(27)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 7 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 1,352,507 shares of Class B Common Stock (28)(29)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 1,352,507 shares of Class B Common Stock (28)(29)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.3% (28)(30)(31)(32)
14.	Type of reporting person (see instructions) OO

(28)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(29)	Consists of 1,352,507 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.
(30)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(31)	Represents 2.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(32)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 8 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 3,761,442 shares of Class B Common Stock (33)(34)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 3,761,442 shares of Class B Common Stock (33)(34)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.7% (33)(35)(36)(37)
14.	Type of reporting person (see instructions) OO

(33)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(34)	Consists of 3,761,442 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust A.
(35)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(36)	Represents 6.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(37)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 9 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 3,764,376 shares of Class B Common Stock (38)(39)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 3,764,376 shares of Class B Common Stock (38)(39)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.7% (38)(40)(41)(42)
14.	Type of reporting person (see instructions) OO

(38)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(39)	Consists of 3,764,376 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust B.
(40)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(41)	Represents 6.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(42)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 10 of 22 Pages

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,500,000 shares of Class B Common Stock (43)(44)
	9.	Sole dispositive power None
	10.	Shared dispositive power 2,500,000 shares of Class B Common Stock (43)(44)
11.	Aggregate amount beneficially owned by each reporting person 2,500,000 shares of Class B Common Stock (43)(44)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.4% (43)(45)(46)(47)
14.	Type of reporting person (see instructions) OO

(43)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(44)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.
(45)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(46)	Represents 4.3% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(47)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 11 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,000,000 shares of Class B Common Stock (48)(49)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,000,000 shares of Class B Common Stock (48)(49)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.0% (48)(50)(51)(52)
14.	Type of reporting person (see instructions) OO

(48)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(49)	Consists of 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust AA, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust AA.
(50)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(51)	Represents 3.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(52)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 12 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB dated March 5, 2014
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,000,000 shares of Class B Common Stock (53)(54)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,000,000 shares of Class B Common Stock (53)(54)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.0% (53)(55)(56)(57)
14.	Type of reporting person (see instructions) OO

(53)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(54)	Consists of 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2014 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2014 Trust BB.
(55)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(56)	Represents 3.5% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(57)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 13 of 22 Pages

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument, dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 100 shares of Class A Common Stock (58)(59)
	8.	Shared voting power None
	9.	Sole dispositive power 100 shares of Class A Common Stock (58)(59)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 100 shares of Class A Common Stock (58)(59)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (58)(60)(61)(62)
14.	Type of reporting person (see instructions) OO

(58)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(59)	Consists of 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust. Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust.
(60)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(61)	Represents 0.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(62)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 14 of 22 Pages

1.	Names of reporting persons Ray and Dagmar Dolby Family Fund
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 1,322,700 shares of Class A Common Stock (63)(64)
	9.	Sole dispositive power None
	10.	Shared dispositive power 1,322,700 shares of Class A Common Stock (63)(64)
11.	Aggregate amount beneficially owned by each reporting person 1,322,700 shares of Class A Common Stock (63)(64)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.3% (63)(65)(66)(67)
14.	Type of reporting person (see instructions) CO

(63)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(64)	Consists of 1,322,700 shares of Class A Common Stock held of record by the Dolby Family Fund. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund.
(65)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(66)	Represents 0.2% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(67)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 15 of 22 Pages

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,963,195 shares of Class B Common Stock (68)(69)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 7,963,195 shares of Class B Common Stock (68)(69)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.8% (68)(70)(71)(72)
14.	Type of reporting person (see instructions) IN

(68)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(69)

Consists of (i) 951,753 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ii) 3,761,442 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (iii) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (iv) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust

AA. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(70)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(71)	Represents 13.8% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(72)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Class A CUSIP Number: 25659T107 Class B CUSIP Number: Not Applicable	Page 16 of 22 Pages

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,401,281 (73)(74)
	8.	Shared voting power 35,013,238 shares of Class B Common Stock (73)(75)
	9.	Sole dispositive power 34,398 shares of Class A Common Stock (73)(76)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 43,414,519 (73)(74)(75)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.5% (73)(77)(78)(79)
14.	Type of reporting person (see instructions) IN

(73)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder; upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock; or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.
(74)

Consists of (i) 30,902 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,496 shares of Class A Common Stock that are exercisable within 60 days after October 10 2014, (iii) 1,352,507 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 3,764,376 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (v) 1,250,000 shares of Class B Common Stock held of record by the Family LLC, and (vi) 2,000,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar

Dolby 2014 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(75)	Consists of (i) 2,400,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby Trust, (ii) 22,888,660 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, and (iii) 9,724,578 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(76)	Consists of (i) 30,902 shares of Class A Common Stock held of record by David E. Dolby, and (ii) stock options held of record by David E. Dolby to purchase up to 3,496 shares of Class A Common Stock that are exercisable within 60 days after October 10, 2014.
(77)	Assumes the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
(78)	Represents 75.0% of the total voting power of the Class A Common Stock and Class B Common Stock, because each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.
(79)	Based on 49,224,360 shares of Class A Common Stock and 52,902,285 shares of Class B Common Stock outstanding on July 18, 2014.

Page 17 of 22 Pages

Explanatory Note:

This Amendment No. 12 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, Amendment No. 8 thereto filed with the Commission on February 26, 2014, Amendment No. 9 thereto filed with the Commission on March 10, 2014, Amendment No. 10 thereto filed with the Commission on August 22, 2014 and Amendment No. 11 thereto filed with the Commission on September 11, 2014. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Ray Dolby Trust, (v) Dagmar Dolby, as Trustee of the Marital Trust, (vi) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vii) Dagmar Dolby, as Trustee of the Dolby Administrative Trust (viii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ix) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (x) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (xi) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (xii) the Family LLC, (xiii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, (xiv) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, and (xv) the Dolby Family Fund (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 2.	Identity and Background.

Subsections (c) — (f) of Item 2 of the Statement are amended and restated to read in full as follows:

Dagmar Dolby is the widow of Ray Dolby, the Founder and Director Emeritus of the Company, and serves as the Trustee of each of the Ray Dolby Trust, the Marital Trust, the Dagmar Dolby Trust, the Dolby Administrative Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB. The Ray Dolby Trust, the Marital Trust, the Dagmar Dolby Trust and the Dolby Administrative Trust are formed under the Dolby Family Trust Instrument dated May 7, 1999, and the Marital Trust, the Dagmar Dolby Trust and the Dolby Administrative Trust have been formed for tax and estate planning purposes as a result of the death of Ray Dolby on September 12, 2013.

Thomas E. Dolby, Ray and Dagmar Dolby’s son, is a writer and serves as the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA. Each of the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA are Grantor Retained Annuity Trusts (“GRATs”).

David E. Dolby, Ray and Dagmar Dolby’s son, is a consultant and a director of the Company. David E. Dolby serves as the Special Trustee of, and shares voting power with Dagmar Dolby as to the shares held of record by, each of the Ray Dolby Trust, the Marital Trust and the Dagmar Dolby Trust. David E. Dolby serves as the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B, and the Dagmar Dolby 2014 Trust BB. David E. Dolby has sole voting and dispositive power over the shares of Class A Common Stock held of record by him individually. Each of the Ray Dolby 2011 Trust B and the Dagmar Dolby 2014 Trust BB are GRATs.

The Family LLC is a limited liability company, of which Dagmar Dolby is the Manager with sole dispositive power as to the shares held of record by the Family LLC and each of Thomas E. Dolby and David E. Dolby are Special Managers with sole power to direct the voting of 50% of the shares held of record by the Family LLC. The Family LLC was formed under the laws of the State of Delaware.

The Dolby Family Fund is a private foundation within the meaning of section 509(a) of the Internal Revenue Code (the “Code”) exempt from federal income tax under section 501(c)(3) of the Code. Dagmar Dolby is the President and sole director of the Dolby Family Fund and as such has sole dispositive and voting power as to the shares held of record by the Dolby Family Fund. The Dolby Family Fund is a nonprofit public benefit corporation formed under the laws of the State of California.

Page 18 of 22 Pages

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended by adding the following paragraphs at the end thereof:

On October 10, 2014, the Ray Dolby Trust transferred (a) 18,888,660 shares of Class B Common Stock to the Marital Trust and (b) 9,724,578 shares of Class B Common Stock to the Dagmar Dolby Trust (collectively, the “Dolby Trust Share Allocations”). Such transfers were made in accordance with the terms of such trusts and were effected for tax and estate planning purposes as a result of the death of Ray Dolby on September 12, 2013, and no reporting person received any funds or other consideration in exchange for such transfers.

Also on October 10, 2014, the Dolby Family Fund gifted (a) 26,000 shares of Class A Common Stock to one charitable organization and (b) 26,000 shares of Class A Common Stock to a second charitable organization (collectively, the “Dolby Family Fund October 2014 Gifts”). The transfers of such gifted shares will be completed on or about October 16, 2014. Such gifted shares of Class A Common Stock, as well as all other shares of Class A Common Stock held of record by the Dolby Family Fund as of the date of this Amendment, were previously gifted to the Dolby Family Fund by the Ray Dolby Trust.

Except as described herein, none of the Reporting Persons have present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Subsection (c) of Item 5 of the Statement is amended and restated in its entirety as follows:

(c) The information set forth in Item 4 regarding the Dolby Trust Share Allocations and the Dolby Family Fund October 2014 Gifts is incorporated herein by reference.

The table set forth on Schedule A reflects all other transactions effected by the Reporting Persons in the classes of securities reported on during the period beginning on September 9, 2014, the day immediately following the date of the last transaction reported in the most recent filing of an amendment to this Statement, and ending on October 10, 2014, the date of this Amendment. Each transaction set forth on Schedule A represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 2014 Trading Plans.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (filed herewith).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Ray Dolby Trust (incorporated by reference to Exhibit 5 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7	Power of Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to Schedule 13D/A filed with the Commission on March 10, 2014).

Page 19 of 22 Pages

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 10 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 11:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 11 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 12:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 13:	Power of Attorney – Dagmar Dolby 2014 Trust AA (incorporated by reference to Exhibit 13 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 14:	Power of Attorney – Dagmar Dolby 2014 Trust BB (incorporated by reference to Exhibit 14 to Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 14:	Power of Attorney – Dolby Administrative Trust (incorporated by reference to Exhibit 14 to Schedule 13D/A filed with the Commission on September 11, 2014).

Exhibit 15:	Power of Attorney – Dolby Family Fund (filed herewith).

Page 20 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 14, 2014.

DAGMAR DOLBY		RAY DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DAGMAR DOLBY 2014 TRUST AA DATED MARCH 5, 2014		DOLBY HOLDINGS II LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Manager

DAGMAR DOLBY 2014 TRUST BB DATED MARCH 5, 2014		RAY AND DAGMAR DOLBY FAMILY FUND

By:	*	*By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: President

DOLBY FAMILY ADMINISTRATIVE TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	*By:	/s/ Patrick McCabe
	Name: Dagmar Dolby		Patrick McCabe, on behalf of Shartsis Friese LLP,
	Title: Trustee		as Attorney-in-Fact

Page 21 of 22 Pages

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share (1)
Ray Dolby Trust	9/9/2014	20,000	$44.9182	(2)
Ray Dolby 2002 Trust A	9/9/2014	5,776	$45.0064	(3)
Ray Dolby 2002 Trust B	9/9/2014	5,877	$45.0055	(4)
Ray Dolby Trust	9/10/2014	20,000	$45.0011	(5)
Ray Dolby 2002 Trust A	9/10/2014	10,000	$45.0749	(6)
Ray Dolby 2002 Trust B	9/10/2014	10,000	$45.0762	(7)
Ray Dolby Trust	9/11/2014	20,000	$44.9773	(8)
Ray Dolby 2002 Trust A	9/11/2014	6,907	$45.0190	(9)
Ray Dolby 2002 Trust B	9/11/2014	6,899	$45.0190	(10)
Ray Dolby Trust	9/12/2014	20,000	$44.4099	(11)
Ray Dolby Trust	9/15/2014	20,000	$43.6124	(12)
Ray Dolby Trust	9/16/2014	20,000	$43.2339	(13)
Ray Dolby Trust	9/17/2014	20,000	$43.5087	(14)
Ray Dolby Trust	9/18/2014	20,000	$43.6448	(15)
Ray Dolby Trust	9/19/2014	20,000	$43.1977	(16)
Ray Dolby Trust	9/22/2014	20,000	$42.5480	(17)
Ray Dolby Trust	9/23/2014	20,000	$42.3734	(18)
Ray Dolby Trust	9/24/2014	20,000	$42.0442	(19)
Ray Dolby Trust	9/25/2014	20,000	$41.6034	(20)
Ray Dolby Trust	9/26/2014	20,000	$41.2778	(21)
Ray Dolby Trust	9/29/2014	20,000	$41.5007	(22)
Ray Dolby Trust	9/30/2014	20,000	$41.6746	(23)
Ray Dolby Trust	10/1/2014	20,000	$41.2320	(24)
Ray Dolby Trust	10/2/2014	20,000	$40.9940	(25)
Ray Dolby Trust	10/3/2014	20,000	$41.3394	(26)
Ray Dolby Trust	10/6/2014	20,000	$40.7824	(27)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.
(2)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.69 to $45.18 per share.
(3)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.08 per share.
(4)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.06 per share.
(5)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.75 to $45.21 per share.
(6)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.22 per share.
(7)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.21 per share.
(8)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.88 to $45.11 per share.
(9)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.15 per share.
(10)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $45.00 to $45.11 per share.
(11)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $44.16 to $44.92 per share.
(12)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $43.45 to $44.36 per share.
(13)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $43.09 to $43.46 per share.
(14)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $43.19 to $43.73 per share.
(15)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $43.39 to $43.77 per share.
(16)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $42.97 to $43.85 per share.
(17)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $42.40 to $42.93 per share.

Page 22 of 22 Pages

(18)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $42.08 to $42.61 per share.
(19)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $41.87 to $42.22 per share.
(20)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $41.45 to $41.96 per share.
(21)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $41.14 to $41.54 per share.
(22)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.72 to $41.71 per share.
(23)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $41.56 to $41.93 per share.
(24)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.99 to $41.69 per share.
(25)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.67 to $41.26 per share.
(26)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $41.23 to $41.50 per share.
(27)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.54 to $41.24 per share.